UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)(1)

                              HILLS STORES COMPANY
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                    431692102
         ------------------------------------------------------------
                                 (CUSIP number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
--------------------------------------------------------------------------------
      (Name, address and telephone number of person authorized to receive notices and communications)

                                February 25, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)


------------------
     [1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |     Page 2 of 14 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  DDJ Capital Management, LLC                                     |
|         |  04-3300754                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   1,021,834                                         |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   1,021,834                                         |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        1,021,834                                                 |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        9.99%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |    Page 3 of 14 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  DDJ Overseas Corp.                                              |
|         |  98-0151108                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        CAYMAN ISLANDS                                            |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   711,975                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   711,975                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        711,975                                                   |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        6.96%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        CO                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |    Page 4 of 14 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  The Galileo Fund, L.P.                                          |
|         |  04-3258283                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   31,450                                            |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   31,450                                            |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        31,450                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        .31%                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        PN                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |    Page 5 of 14 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |      DDJ Galileo, LLC                                            |
|         |      04-3304422                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |    743,425                                          |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |    743,425                                          |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |         743,425                                                  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        7.27%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |     Page 6 of 14 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  The Copernicus Fund, L.P.                                       |
|         |  04-3193825                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   214,409                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   214,409                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        214,409                                                   |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        2.10%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        PN                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |     Page 7 of 14 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |      DDJ Copernicus, LLC                                         |
|         |      04-3304417                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |    214,409                                          |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |    214,409                                          |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |         214,409                                                  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        2.10%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |     Page  8 of 14 Pages  |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |      Kepler Overseas Corp.                                       |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        CAYMAN ISLANDS                                            |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |    33,100                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |    33,100                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |         33,100                                                   |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        .32%                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |                                                                  |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |     Page  9 of 14 Pages  |
|-----------------------|                         |--------------------------|


     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") should be read in conjunction with the Schedule 13D (the "Schedule 13D") dated August 15, 1996, and Amendment No. 1 dated February 25, 1997 and filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company ("DDJ"), and certain affiliates relating to the common stock par value $.01 per Share (the "Common Stock") of Hills Stores, a Delaware Corporation, (the "Company"). This Amendment No. 2 amends the Schedule 13D and Amendment No. 1 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D or Amendment No. 1.

     The filing of this Amendment No. 2 is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.


     Item  2. Identity and Background:

     Item 2 is deleted in its entirety and amended as follows:

     This statement is being filed jointly by DDJ Capital Management, LLC. ("DDJ"), a Massachusetts limited liability company, DDJ Overseas Corp., a Cayman Islands corporation, DDJ Galileo, LLC, a Massachusetts limited liability company, The Galileo Fund, L.P., a Delaware limited partnership, Kepler Overseas Corp., a Cayman Islands corporation, The Copernicus Fund, L.P., a Massachusetts limited partnership, and DDJ Copernicus, LLC, a Massachusetts limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates". DDJ Copernicus, LLC is the general partner of, and DDJ (as a result of the merger of DDJ Copernicus Management, LLC, with and into DDJ) is the investment manager for, The Copernicus Fund, L.P. DDJ Galileo, LLC owns all of the voting securities of, and DDJ (as a result of the merger of DDJ Galileo Management, LLC, with and into DDJ) is the investment manager for, DDJ Overseas Corp. DDJ Galileo, LLC is the general partner of and, DDJ (as a result of the merger of DDJ Galileo Management, LLC, with and into DDJ) is the investment manager for, The Galileo Fund, L.P. DDJ is also the investment manager for Kepler Overseas Corp. and Crocodile I, LLC, a Cayman Islands limited liability company (the "Advisory Account").

     The Shares described herein are owned by all or some of The Copernicus Fund, L.P., The Galileo Fund, L.P., Kepler Overseas Corp., or DDJ Overseas Corp., (jointly, the "Funds") and/or the Advisory Account. The principal office of each of DDJ and the DDJ Affiliates, with the exception of DDJ Overseas Corp. and Kepler Overseas Corp., are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181. The principal office of DDJ Overseas Corp. and Kepler Overseas Corp. is: c/o Goldman Sachs (Cayman), Harbor Center, 2nd Floor, George Town, Post Office Box 896, Grand Cayman Islands.

     The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and members of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

     Within the past five years, none of DDJ or the DDJ Affiliates or the persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |     Page 10 of 14 Pages  |
|-----------------------|                         |--------------------------|


Item 3.  Sources and Amount of Funds or Other Consideration:


     Item 3 is deleted in its entirety and amended as follows:

     The Funds and Advisory Account which own or owned Shares purchased in the aggregate 1,021,834 Shares (including 550 shares of Series A Convertible Preferred Stock ("Convertible Stock"), convertible into 550 Shares), for cash in the amount of approximately $8,249,630.28 (including $5,159.00 for the Convertible Stock) including brokerage commissions. All of the 214,409 Shares (including 550 shares of Convertible Stock) owned by The Copernicus Fund, L.P. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all of the 711,975 Shares owned by DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co; all of the 31,450 Shares owned by The Galileo Fund, L.P. were purchased for cash, all of the 33,100 shares owned by Kepler Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co. and all of the 30,900 shares owned by the Advisory Account were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.

     During the period from December 27, 1996 to the date hereof, the Funds and/or Advisory Account have purchased an aggregate net amount of 130,650 Shares. The attached Schedule B sets forth Shares purchased and/or sold by the Funds since December 27, 1996.


Item 5. Interest in Securities of Issuer:

     Paragraph (a) of Item 5 is amended as follows:

     (a) DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ beneficially own as majority shareholder and investment manager, respectively, of DDJ Overseas Corp., 711,975 Shares, or approximately 6.96% of the outstanding Shares of the Company. The Galileo Fund, L.P. owns, and DDJ Galileo, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Galileo Fund, L.P., 31,450 Shares, or approximately .31% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Copernicus Fund, L.P., 214,409 Shares, (including 550 shares of Convertible Stock) or approximately 2.10% of the outstanding Shares of the Company. Kepler Overseas Corp. owns, and DDJ as investment manager of Kepler Overseas beneficially owns 33,100 Shares or approximately .32% of the outstanding Shares of the Company. DDJ, as investment manager to the Funds and the Advisory Account

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |     Page 11 of 14 Pages  |
|-----------------------|                         |--------------------------|


may be deemed to beneficially own 1,021,834 Shares, or approximately 9.99% of the outstanding Shares of the Company. Neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, beneficially own any other Shares.

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |     Page 12 of 14 Pages  |
|-----------------------|                         |--------------------------|



                                   SCHEDULE A
                                   ----------

        The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each of the DDJ Affiliates are set forth below. The business address of each person is 141 Linden Street, Suite 4, Wellesley, MA 02181 and the address of the corporation or organization in which such employment is conducted is the same as each person's business address, except that the principal address of DDJ Overseas Corp. and Kepler Overseas Corp., is set forth in Item 2. All of the persons listed below are U. S. citizens.




NAME                         PRINCIPAL OCCUPATION OR EMPLOYMENT
----                         ----------------------------------
Daniel G. Harmetz            Principal of DDJ Capital Management, LLC, DDJ Galileo,
                             LLC, and DDJ Copernicus, LLC.

David J. Breazzano           Principal of DDJ Capital Management, LLC, DDJ
                             Galileo, LLC, and DDJ Copernicus, LLC.

Judy K. Mencher              Principal of DDJ Capital Management, LLC, DDJ Galileo,
                             LLC, DDJ Copernicus, LLC, and Vice President of DDJ
                             Overseas Corp. and Vice President and Director of
                             Kepler Overseas Corp.


                              SCHEDULE 13D
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|CUSIP Nos. 431692102   |                         |     Page 13 of 14 Pages  |
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                                   SCHEDULE B
                                   ----------

Hills Stores Company
--------------------



     Set forth below is an itemization of all purchases and sales of Shares of Common Stock since December 27, 1996. The transactions were made for cash in open market transactions.



  DATE         TYPE-PURCHASE      SHARES              AGGREGATE
               OR SALE                                  PRICE
 =============================================================
12/27/96         Sale             20,000          $ 118,996.00
12/31/96         Sale             10,000          $  59,498.00
 1/3/97          Sale             21,500          $ 114,447.03
 1/7/97          Purchase        140,000          $ 443,575.00
 1/8/97          Purchase         16,000          $  44,480.00
2/25/97          Purchase         30,000          $ 120,900.00

                              SCHEDULE 13D
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|CUSIP Nos. 431692102   |                         |     Page 14 of 14 Pages  |
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                                   Signature:
                                   ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC

By: /s/ Judy K. Mencher
    -------------------
        Judy K. Mencher
        Member